SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended                       December 31, 2001                       or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________________ to ____________________

Commission file number                       0-25033

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Banc Corporation 401(k) Plan

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Banc Corporation
17 North Twentieth Street
Birmingham, Alabama 35203

Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule of Assets (Held at End of Year)
SIGNATURES
EXHIBIT INDEX
CONSENT OF ERNST & YOULNG LLP

The Banc Corporation 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000 and for the year ended December 31, 2001

Report of Independent Auditors

Plan Administrator
The Banc Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Banc Corporation 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 17, 2002

The Banc Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets
Investments, at fair value	$4,481,286	$4,092,368
Employer contributions receivable	67,808	84,233

Net assets available for benefits	$4,549,094	$4,176,601

See accompanying notes.

The Banc Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2001

Additions
Company contributions	$76,879
Participant contributions	683,246
Interest and dividends	8,251
Transfer-in/rollover	93,708

862,084
Deductions
Benefits paid to participants	226,936
Administrative expenses	22,204

249,140
Net depreciation in fair value of investments	(240,451)

Net increase	372,493
Net assets available for benefits at beginning of year	4,176,601

Net assets available for benefits at end of year	$4,549,094

See accompanying notes.

The Banc Corporation 401(k) Plan

Notes to Financial Statements

1.   Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of The Banc Corporation 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation

Investments in The Banc Corporation’s (the Company’s) common stock is traded on the Nasdaq Stock Market under the trading symbol, “TBNC” and is valued using the closing price on the last business day of the plan year. Cash and cash equivalents are stated at fair value, which is approximated by cost. Investments in the pooled separate accounts are stated at fair value based on participation units owned by the Plan. Fair values of the participation units owned by the Plan in the pooled separate accounts are based on quoted redemption values on the last business day of the Plan year as determined by Manufacturer’s Life Insurance Company (the Custodian).

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan which covers employees of the Company who have completed one year of service with 1,000 or more hours and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Banc Corporation 401(k) Plan

Notes to Financial Statements

2.   Description of the Plan (continued)

At January 1, 2000, retirement plans maintained by affiliated banks of the Company were merged into this Plan. The participants’ account balances in the affiliates’ retirement plans were transferred into the Plan at the date of the merger.

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at its discretion, match participants’ contributions each year up to a maximum of 6% of salary-deferred contributions. The Company contributed $76,879 to the Plan in 2001.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Company’s discretionary matching contributions in accordance with the Plan agreement. During 2001, forfeitures of $13,687 were used to reduce the Company’s discretionary matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Banc Corporation 401(k) Plan

Notes to Financial Statements

2.   Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence. In such case, the term of the loan shall be determined by the Company based on maturity dates for similar loans in the local area. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Payment of Benefits

Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or periodic equal installments for a period not to exceed the joint and last survivor life expectancy of the participant and the participant’s beneficiary.

Administrative Expenses

All administrative expenses of the Plan are paid by the Company, other than custodial fees, which are paid by the Plan.

The Banc Corporation 401(k) Plan

Notes to Financial Statements

3.   Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated November 8, 1994, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.   Investments

During 2001, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stock	$90,842
Pooled separate accounts	(331,293)
$(240,451)

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2001 is as follows:

Manufacturer’s Life Insurance Company:
Lifestyle Conservative Fund	$412,706
Lifestyle Growth Fund	639,676
Lifestyle Balanced Fund	1,073,047
Balanced Fund	265,077
Money Market	308,016
The Banc Corporation common stock	490,684

Supplemental Schedule

The Banc Corporation 401(k) Plan
Plan Number: 001
Employer Identification Number: 63-1201350

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2001

		(c) Description of
		Investment Including
	(b) Identity of Issue,	Maturity Date, Rate of
	Borrower, Lessor, or	Interest, Collateral, Par	(e) Current
(a)	Similar Party	or Maturity Value	Value

	Cash and Cash Equivalents:
*	Sterne, Agee and Leach	Accessor US Government Money Market Fund	$4,720
*	Manufacturer's Life Insurance Co.	Cash Account	16,936
	Company common stock:
*	The Banc Corporation	Common stock	490,684
	Pooled Separate Accounts:
*	Manufacturer's Life Insurance Co.	Money Market Fund	308,016
		Lifestyle Conservative Fund	412,706
		Lifestyle Moderate Fund	71,494
		Lifestyle Balanced Fund	1,073,047
		Lifestyle Growth Fund	639,676
		Lifestyle Aggressive Fund	128,103
		Short-term Government Fund	49,715
		High Yield Fund	7,559
		3-Year Guaranteed Account	24,561
		5-Year Guaranteed Account	3,951
		10-Year Guaranteed Account	26,210
		Balanced Fund	265,077
		Equity Income Fund	1,060
		Income & Growth Fund	199
		Mid-Cap Value Fund	1,076
		Small-Cap Value Fund	9,255
		Discovery Fund	211
		Index Stock Fund	64,003
		Total Return	6,244
		Corp. Bond	1,096
		Spectrum I	8,207
		NY Venture	16,976
		Beacon	7,227

The Banc Corporation 401(k) Plan
Plan Number: 001
Employer Identification Number: 63-1201350

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)(continued)

December 31, 2001

		(c) Description of
		Investment Including
	(b) Identity of Issue,	Maturity Date, Rate of
	Borrower, Lessor, or	Interest, Collateral, Par	(e) Current
(a)	Similar Party	or Maturity Value	Value

*	Manufacturer's Life Insurance Co.	Capital Growth Stock Fund	$8,862
		Growth Plus Stock Fund	5,604
		Large-Cap Equity Fund	15,762
		Contra Fund	90,814
		Foreign Fund	14,646
		International Stock Fund	2,440
		Aggressive Growth Fund	11,927
		Emerging Growth Fund	1,782
		Science & Technology Fund	98,360
		Global equity	97,159
		Jenn Growth	394
		Worldwide	579
		Overseas	342
		Financial	506
		Constelln	43,599
		Twenty	213
		Vista	188
		Dynamics	310
		Enterprise	43
		Health Science	1,342
		VS QuanMC	95,509
		Index International	201
		NES Net	116
		Small to Mid-Growth	176
		Develop GR	2,388
		Weitz Ptns	121,973
		Str. Growth	465
		Developing Markets Fund	3,434
		Advanced Diversified Growth	61,616
		Bal Sheet	10,266
		Realty	883
		Utilities	955

The Banc Corporation 401(k) Plan
Plan Number: 001
Employer Identification Number: 63-1201350

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)(continued)

December 31, 2001

		(c) Description of
		Investment Including
	(b) Identity of Issue,	Maturity Date, Rate of
	Borrower, Lessor, or	Interest, Collateral, Par	(e) Current
(a)	Similar Party	or Maturity Value	Value

		Domini SOC	$18,761
		Blue Chip	17,041
		Cap Opps	512
		Equity Growth	28,024
		Val & Rest	11,159

			4,406,360
	Participant loans	Interest rates range from 8.5% to 9.5%	74,926

	Total investments		$4,481,286

*	Party-in-interest

Column (d) has not been presented as this information is not applicable.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of The Banc Corporation 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned duly authorized officer.

THE BANC CORPORATION 401(K) PLAN

	By	/S/ Fred Rogan

Fred Rogan Administrator

Dated: June 28, 2002

EXHIBIT INDEX

Exhibit No.	Exhibit

(23)	Consent of Ernst & Young LLP.